Delisting Determination, The Nasdaq Stock Market, LLC,
October 27, 2020, Zion Oil. The Nasdaq Stock Market,
LLC (the Exchange) has determined to remove from listing the common stock and warrants of Zion Oil. (the Company), effective at the opening of the trading session on November 6, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2). The Company was notified of the Staff determination on January 7, 2020. The Company appealed the determination to a Hearing Panel on February 20, 2020. On March 13, 2020 the Hearings Panel granted the Company request to remain listed subject to certain conditions. On September 1, 2020, the Company infomed of its decision to withdraw its appeal before a decision was rendered by the Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock and warrants became final on October 16, 2020.